SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of: July 15, 2009

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's Third Quarter Financial Statements, Management Discussion and Analysis and CEO and CFO Certifications, for the period ended May 31, 2009 and 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corp.

(Registrant)

James Sinclair

Date:   July 15, 2009

James E. Sinclair

Chief Executive Officer

Exhibit 1

TANZANIAN ROYALTY EXPLORATION CORPORATION

(An Exploration Stage Company)

Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2009 and 2008

Unaudited

Prepared by Management

Vancouver, B.C.

TANZANIAN ROYALTY EXPLORATION CORPORATION

(An Exploration Stage Company)

Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2009 and 2008

Notice

The accompanying unaudited interim financial statements of Tanzanian Royalty Exploration Corporation (the “Company”) have not been reviewed by the Company’s auditors.

Tanzanian Royalty Exploration Corporation

(An Exploration Stage Company)

Consolidated Balance Sheets

As at May 31, 2009 and August 31, 2008

(Expressed in Canadian Dollars)

	May 31 2009	August 31 2008
Assets

Current assets:
Cash and cash equivalents	$1,773,651	$1,195,237
Accounts and other receivables	124,381	75,021
Inventory	343,596	452,339
Prepaid expenses	111,326	88,340
	2,352,954	1,810,937

Mineral properties and deferred exploration costs (note 3)	25,881,734	24,360,343

Equipment and leasehold improvements	730,880	794,014

	$28,965,568	$26,965,294

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	352,872	$502,777
Current portion of obligations under capital lease	45,598	43,626
	398,470	546,403

Obligations under capital lease	4,945	38,435

Shareholders’ equity:
Share capital (note 4)	68,111,716	61,705,400
Contributed surplus	401,510	399,690
Deficit	(39,951,073)	(35,724,634)
	28,562,153	26,380,456

Nature of operations (note 1)

	$28,965,568	$26,965,294

See Accompanying Notes to the Unaudited Consolidated Financial Statements

Unaudited – Prepared by Management

“Norman Betts”

 ,Director

“James Sinclair”

, Director

Tanzanian Royalty Exploration Corporation

(An Exploration Stage Company)

Consolidated Statements of Operations, Comprehensive Loss and Deficit

For the Three and Nine Months ended May 31, 2009 and 2008

(Expressed in Canadian Dollars)

	Three months ended May 31		Nine months ended May 31
	2009	2008	2009	2008
	$	$	$	$
EXPENSES
Amortization	28,082	34,686	77,458	75,810
Annual General Meeting, Printing & Mailout	1,590	951	90,174	96,343
Consulting and Management Fees	85,829	104,220	187,872	183,602
Directors’ Fee	103,487	89,784	329,287	321,559
Insurance	26,271	26,702	75,319	74,325
Membership, Training, Courses & Publications	1,750	1,037	6,595	1,639
Office and Administration	13,845	33,268	63,704	104,095
Office Rentals	15,179	15,103	58,196	47,584
Other	(69)	-	8,286	-
Press Releases	241	248	1,140	16,211
Professional Fees	103,485	109,808	336,137	295,481
Promotion and Shareholder Relations	697	2,927	8,115	9,791
Property Investigation Costs	8,175	75,377	27,657	93,562
Salaries and Benefits	340,049	215,988	936,195	747,602
Stock-based compensation	49,817	20,019	151,993	61,559
Telephone and Fax	3,990	6,078	13,201	17,222
Transfer Agent and Listing	63,866	53,555	179,672	155,460
Travel and Accommodation	10,572	18,141	40,779	40,487
	856,856	807,892	2,591,780	2,342,332

OTHER (INCOME) EXPENSE
Property Write-Off (note 3)	1,639,682	121,471	1,639,682	673,881
Consulting Income	-	(75,545)	-	(75,545)
Interest Expense (Income), net	3,709	(2,842)	5,827	(23,063)
Interest – Capital lease	1,648	2,341	5,616	7,030
Foreign Exchange Loss (Gain)	210,500	51,447	(16,466)	113,265
	1,855,539	96,872	1,634,659	695,568

NET LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	2,712,395	904,764	4,226,439	3,037,900
DEFICIT, BEGINNING OF PERIOD	37,238,678	34,159,725	35,724,634	32,026,589
DEFICIT, END OF PERIOD	39,951,073	35,064,489	39,951,073	35,064,489

Basic and diluted loss per share	(0.030)	(0.010)	(0.047)	(0.035)

Weighted average shares outstanding	88,791,343	87,485,335	89,041,180	87,189,548

See Accompanying Notes to the Unaudited Consolidated Financial Statements

Unaudited – Prepared by Management

Tanzanian Royalty Exploration Corporation

(An Exploration Stage Company)

Consolidated Statement of Cash Flows

For the Three and Nine Months ended May 31, 2009 and 2008

(Expressed in Canadian Dollars)

	Three months ended May 31		Nine months ended May 31
	2009	2008	2009	2008
	$	$	$	$
Cash provided from (used in)
Operating activities
Loss for the period	(2,712,395)	(904,764)	(4,226,439)	(3,037,900)
Items not affecting cash:
Write off of Mineral Properties	1,639,682	121,471	1,639,682	673,881
Depreciation	28,081	34,686	77,458	75,810
Stock-based compensation	49,817	20,019	151,993	61,559
Non-cash directors’ fees	72,615	58,859	237,126	218,212
	(922,200)	(669,729)	(2,120,180)	(2,008,438)
Change in non-cash working capital items:
Accounts and Other Receivables	(37,890)	(9,310)	(49,360)	(19,771)
Inventory	22,082	212,544	108,743	88,290
Prepaid Expenses	(16,237)	22,654	(22,986)	(10,798)
Accounts Payable	(127,202)	(372,368)	(149,905)	(290,651)
	(1,081,447)	(816,209)	(2,233,688)	(2,241,368)

Investing Activities
Mineral properties and deferred exploration expenditures	(887,041)	(990,885)	(3,224,392)	(2,030,927)
Option payments received and recoveries	61,242	203,344	92,336	391,911
Repayment of obligations under lease	(20,062)	(7,779)	(31,518)	(29,689)
Capital assets (additions) disposal, net	(3,983)	(62,202)	(14,324)	(75,068)
	(849,844)	(857,522)	(3,177,898)	(1,743,773)
Financing Activities
Share capital issued	2,486,290	1,004,981	4,976,290	3,932,985
Share subscriptions received	-	-	1,013,710	-
	2,486,290	1,004,981	5,990,000	3,932,985
NET INCREASE (DECREASE) IN CASH	554,999	(668,750)	578,414	(52,156)
CASH BEGINNING OF PERIOD	1,218,652	2,218,864	1,195,237	1,602,270
CASH END OF PERIOD	1,773,651	1,550,114	1,773,651	1,550,114

Issuance of share capital for subscriptions previously received	-	1,167,015	-	1,917,015
Stock based compensation capitalized to mineral properties Issuance of share capital for Restricted Share Units	9,904 416,316	- 292,080	29,016 416,316	- 292,080

See Accompanying Notes to the Unaudited Consolidated Financial Statements

Unaudited – Prepared by Management

Tanzanian Royalty Exploration Corporation

(An Exploration Stage Company)

Notes to the Unaudited Consolidated Financial Statements

For the Three and Nine Months ended May 31, 2009 and 2008

(Expressed in Canadian Dollars)

1.

Nature of operations

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to explore and develop, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts recovered, amortized and/or written off, and do not necessarily represent present or future values.

2.

Significant accounting policies

These interim consolidated financial statements of Tanzanian Royalty Exploration Corporation (the “Company”) include the accounts of the Company and four subsidiaries have been prepared by management.  These statements have not been audited or reviewed by an independent public accountant.  These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these interim consolidated financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements.  These interim consolidated financial statements follow the same accounting policies and methods of application as described in Note 2 in the Company’s audited annual consolidated financial statements as at and for the year ended August 31, 2008.

Changes in Accounting Policies including Initial Adoption

Effective September 1, 2008, the Company adopted, on a prospective basis, the following new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA):

(a)

Section 1535 – Capital Disclosures

This section requires disclosure of any entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

The Company’s objective when managing capital is to safeguard the Company’s ability to continue to support exploration and development of mineral properties.

The Company considers the items included in shareholders’ equity as capital.  The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions as the risk characteristics of the underlying assets.  In order to maintain or adjust its capital structure, the Company may issue new shares.  The Company is not exposed to externally imposed capital requirements.

(b)

Section 3862 and 3863– Financial Instruments – Disclosures and Presentation

This section replaces Section 3861 and provides expanded disclosure requirements that provide additional detail by financial asset and liability categories.  The CICA also issued Section 3863 – Financial Instruments – Presentation, to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows.

(i)

Disclosure

The Company’s financial instruments consist of cash, short-term investments, accounts receivable, accounts payable and accrued liabilities.

Cash and short-term deposits are designated as held for trading and therefore carried at fair value, with the unrealized gain or loss recorded in interest income.

The fair values of cash, accounts receivable, account payable and accrued liabilities approximate carrying value because of the short-term nature of these instruments.

(ii)

Financial Instrument Risk Exposure

The Company is exposed in varying degrees to a variety of financial instrument related risks.  The Board approves and monitors the risk management processes.

Credit Risk

The Company is mainly exposed to credit risk on its bank accounts and its short-term deposits.  Bank accounts and short-term deposits are with Canadian Schedule 1 banks with a $20 million counterparty credit limit.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short-term business requirements after taking into account the Company’s holding of cash.  The Company’s cash is invested in business accounts which are available on demand.

Market Risk

The only significant market risk exposure to which the Company is exposed is interest rate risk.  The fair value of its portfolio is relatively unaffected by changes in short-term interest rates.

(c)

Section 3031 – Inventories

This section replaced CICA section 3030 of the same name.  The new guidance provides additional measurement and disclosure requirements.  While this standard has been adopted, it has no financial statement impact on the Company.

Recently released Canadian accounting standards:

International Financial Reporting Standards (IFRS):

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP.  The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of September 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 1, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

CICA 3064 Goodwill and Intangible Assets:

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs.  Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets.  This new standard applies to the Company’s interim and annual financial statements for its fiscal year ending August 31, 2010.

Tanzanian Royalty Exploration Corporation

Consolidated Statement of Mineral Properties and

Deferred Exploration and Development Cost

For the Nine Months Ended May 31, 2009 and Year Ended August 31, 2008

(Expressed in Canadian dollars)

3.

Mineral properties and deferred exploration and development costs:

The continuity of expenditures on mineral properties is as follows:

	Itetemia Project (a)	Luhala Project (b)	Kigosi (c)	Lunguya (d)	Kanagele (e)	Tulawaka (f)	Ushirombo (g)	Mbogwe (h)	Biharamulu (i)	Other (j)	Total
Balance, August 31, 2006	$ 6,393,041	$ 4,079,789	$ 1,748,284	$ 2,826,034	$ 1,077,512	$ 955,269	-	$ 762,709	$ 486,601	$ 2,264,709	$20,593,948
Shares issued for mineral properties interest	-	-	925,124	-	-	-	-	-	-	-	925,124
Exploration expenditures:
Camp, field supplies and travel	-	13,077	157,810	-	-	-	11,510	1,593	-	66,050	250,040
Exploration and field overhead	17,454	83,156	927,100	8,706	5,631	40,081	97,695	23,782	7,612	146,591	1,357,808
Geological consulting and field wages	-	-	-	-	-	-	-	-	-	(11,233)	(11,233)
Geophysical and geochemical	267	62,821	89,995	-	738	14,291	(414)	524	19,835	127,171	315,228
Property acquisition costs	-	71,801	4,178	-	57,118	13,995	-	-	-	245,856	392,948
Parts and equipment	-	1,304	-	-	-	-	-	-	-	-	1,304
Trenching and drilling	(10,514)	1,527	286,486	-	-	-	14,542	8,403	-	10,382	310,826
Recoveries	(83,404)	(80,321)	-	-	-	(92,670)	-	-	(154,938)	-	(411,333)
	(76,197)	153,365	2,390,693	8,706	63,487	(24,303)	123,333	34,302	(127,491)	584,817	3,130,712
Write-offs	-	-	(77,479)	-	-	(54,210)	(123,333)	(334,538)	(10,802)	(664,669)	(1,265,031)
Balance August 31, 2007	$ 6,316,844	$ 4,233,154	$4,061,498	$ 2,834,740	$ 1,140,999	$ 876,756	$ -	$ 462,473	$ 348,308	$ 2,184,857	$ 22,459,629

Exploration expenditures:
Camp, field supplies and travel	-	-	312,588	13,163	6,311	-	4,004	1,015	3,497	65,647	406,225
Exploration and field overhead	-	6.344	895,209	40,114	14,770	31,636	25,037	18,681	19,091	223,454	1,274,336
Geological consulting and field wages	-	-	-	-	-	-	-	-	-	-	-
Geophysical and geochemical	-	-	179,631	3,813	9,988	603	9,512	3,277	2,883	99,548	309,255
Property acquisition costs	-	-	19,260	-	47,711	14,077	-	-	-	298,176	379,224
Parts and equipment	-	-	-	-	-	-	-	-	-	-	-
Trenching and drilling	-	-	594,400	-	-	-	-	-	-	-	594,400
Recoveries	(108,533)	(123,451)	-	-	-	(59,440)	-	-	(98,822)	-	(390,246)
	(108,533)	(117,107)	2,001,088	57,090	78,780	(13,124)	38,553	22,973	(73,351)	686,825	2,573,194
Write-offs	-	-	(31,220)	(129,566)	(6,801)	(190,020)	-	(8,472)	(256,438)	(49,961)	(672,478)
Balance August 31, 2008	$ 6,208,311	$ 4,116,047	$ 6,031,366	$ 2,762,264	$ 1,212,978	$ 673,612	$ 38,553	$ 476,974	$ 18,519	$ 2,821,719	$24,360,343

Exploration expenditures:
Camp, field supplies and travel	-	-	202,074	5,020	-	-	-	4,692	-	4,428	216,214
Exploration and field overhead	30,455	507	914,602	36,405	6,921	3,954	10,042	13,197	2,813	126,782	1,145,678
Geological consulting and field wages	-	-	-	-	-	-	-	-	-	-	-
Geophysical and geochemical	-	-	265,119	13,164	-	-	10,640	17,000	-	24,874	330,797
Property acquisition costs	-	-	25,502	-	30,188	15,050	-	-	-	257,010	327,750
Parts and equipment	-	-	-	-	-	-	-	-	-	-	-
Trenching and drilling	-	-	1,232,970	-	-	-	-	-	-	-	1,232,970
Recoveries	(30,838)	-	(61,498)	-	-	-	-	-	-	-	(92,336)
	(383)	507	2,578,769	54,589	37,109	19,004	20,682	34,889	2,813	413,094	3,161,073
Write-offs	-	-	-	-	(259,574)	-	-	(57,517)	(3,655)	(1,318,936)	(1,639,682)
Balance May 31, 2009	$ 6,207,928	$ 4,116,554	$ 8,610,135	$ 2,816,853	$ 990,513	$ 692,616	$ 59,235	$ 454,346	$ 17,677	$ 1,915,877	$ 25,881,734

3.

Mineral properties and deferred exploration costs

a) & b)

 Itetemia Project and Luhala Project:

In January 2007 the Company concluded an option royalty agreement with Sloane Developments Ltd. ("Sloane"), a UK based company for its ltetemia and Luhala gold projects. Under the option agreement, the Company granted Sloane the right to earn a beneficial interest ranging from 90% to 100% in certain prospecting licenses in the ltetemia and Luala projects by making annual option payments and payment for each retained license, and incurring $1 million in expenditures on the licenses.

 In addition, two licenses located at Itetemia are subject to an option agreement with Barrick Exploration Africa Ltd. (BEAL).

c)

 Kigosi Project:

 The Company continues its own exploration program on the Kigosi property.

d) & e)

Tulawaka and Biharamulo

Three Tulawaka licences and three Biharamulo licences are subject to an option agreement with MDN Inc.

j)

Other

In January 2009 the Company signed a royalty agreement with Kazakh Africa Mining Ltd. for its 21 Mwadui Project area diamond licences located in the Lake Victoria Greenstone Belt of Tanzania.  Kazakh can acquire a 100% interest in the licences by fulfilling various option payments whereby the Company will then receive a GORR (Gross Overriding Royalty) of 1.5% on all diamonds sold.

In March 2009 the Company entered into a royalty option agreement with Songshan Mining Co. Ltd. granting Songshan an option to acquire the Company’s interest in its Kabanga nickel licences located in northwestern Tanzania, subject to a 30-year 3% net smelter royalty in favor of the Company.

4.

Share Capital

(a)

Issued common shares and share subscriptions:

	Number of shares	Amount ($)
Balance, August 31, 2008	88,114,352	61,705,400
Issued for private placements	1,456,801	5,240,000
Issued pursuant to share subscriptions agreement	141,809	750,000
Issued pursuant to Restricted Share Unit Plan	69,582	416,316
Balance, May 31, 2009	89,782,544	68,111,716

In August 2006, James E. Sinclair, Chairman and CEO of the Company, confirmed his intention to continue his regular investments in Tanzanian Royalty by entering into a Private Placement Subscription Agreement with the Company under which he agreed to subscribe for common shares of the Company for an aggregate amount of $3,000,000.  Under the August 2006 agreement, Mr. Sinclair agreed to subscribe for eight (8) quarterly tranches of $375,000 each, commencing February 1, 2007.  As at May 31, 2009 all of the eight quarterly tranches have been subscribed for.

On February 3, 2009, James E. Sinclair, Chairman and CEO of the Company, confirmed his intention to continue his regular investments in Tanzanian Royalty by entering into a new Private Placement Subscription Agreement with the Company under which he agreed to subscribe for common shares of the Company for an aggregate amount of $3,000,000.  Under the February 3, 2009 agreement, Mr. Sinclair has agreed to subscribe for eight (8) quarterly tranches of $375,000 each.  As at May 31, 2009 these tranches have not yet commenced.

During the nine months ended May 31, 2009:

On October 10, 2008 the Company completed a private placement with James E. Sinclair, Chairman and CEO, for 327,225 common shares at a price of $3.056 per share for total proceeds of $1,000,000.

On December 9, 2008 the Company completed a private placement with Van Tongeren Management LLC for 352,381 common shares at a price of $2.10 per share for total proceeds of $740,000.

Under the agreement with Mr. Sinclair commenced on February 1, 2007, on January 13, 2009 the Company completed the 7th tranche of the $3 million private placement for 69,832 common shares at $5.37 per share for proceeds of $375,000.

Under the agreement with Mr. Sinclair commenced on February 1, 2007, on February 20, 2009 the Company completed the 8th tranche of the $3 million private placement for 71,977 common shares at $5.21 per share for proceeds of $375,000.

On March 4, 2009 the Company completed a private placement with James E. Sinclair for 189,036 common shares at a price of $5.29 per share for total proceeds of $1,000,000.

On April 14, 2009 the Company completed a private placement with James E. Sinclair for 248,139 common shares at a price of $6.045 per share for total proceeds of $1,500,000.

On May 28, 2009 the Company completed a private placement with Van Tongeren Management LLC for 340,020 common shares at a price of $2.941 per share for total proceeds of $1,000,000.

(b)

Restricted Stock Unit Plan

Under the Restricted Stock Unit (“RSU”) Plan employees and outside directors are compensated for their services to the Company.  The annual compensation for directors is $68,750 per year, plus $6,875 per year for serving on Committees, plus $3,437.50 per year for serving as Chair of a Committee.  At the election of each individual director, up to one-third of the annual compensation may be received in cash, paid quarterly.  The remainder of the director’s annual compensation (at least two-thirds, and up to 100%) will be awarded as Restricted Stock Units (“RSUs”) in accordance with the terms of the RSU Plan and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the RSU Plan with respect to earlier vesting.

At May 31, 2009 the number of RSUs outstanding under the RSU Plan are as follows:

Granted:

            2007

              56,007

2008

  97,587

2009

214,576

At May 31, 2009 the number of RSUs expected to vest (listed by year expected to vest) are as follows:

2010

128,010

2011

  97,587

2012

142,573

For the nine month period ended May 31, 2009, stock-based compensation expense related to the issue of restricted stock was $418,136 (2008 - $279,771).

5.

Transactions with Related parties

In addition to the related party transactions with the Company’s CEO described in Note 4(a), the company had the following related party transactions.

During the nine months ended May 31, 2009, $314,876 was paid or payable by the Company to directors for professional fees. Directors were paid $77,749 in cash and $237,127 in non cash equivalent RSU during the nine month period ended May 31, 2009 compared to $86,981 and $218,212 respectively during the nine month period ended May 31. 2008.

The company engages a legal firm for professional services in which one of the Company’s directors is a partner.  During the nine months ended May 31, 2009, the legal expense charged by this firm was $147,847.

At May 31, 2009, the Company has a receivable of $75,699 from Mr. Sinclair for administrative expenses paid on his behalf.

See Accompanying Notes to the Unaudited Interim Consolidated Financial Statements

Unaudited – Prepared by Management

Management’s Discussion and Analysis

For Tanzanian Royalty Exploration Corporation (the “Company”)

of Financial Condition and Results of Operation

Three and Nine Months ended May 31, 2009

(in Canadian dollars)

The Management’s Discussion and Analysis of Financial Condition and Results of Operation (“MD&A”) for Tanzanian Royalty Exploration Corporation (the “Company”) should be read in conjunction with the audited Consolidated Financial Statements for the years ended August 31, 2008 and 2007.

The financial information in the MD&A is derived from the Company’s Consolidated Financial Statements which have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are expressed in Canadian dollars unless otherwise described. The effective date of this MD&A is July 14, 2009.

Overall Performance

As of May 31, 2009 the Company had Current Assets of $2,352,954 as compared to $1,810,937 on August 31, 2008.  Deferred Exploration Costs amounted to $25,881,734 at May 31, 2009.

The Company has financed its operations and investments through the issuance of common shares.  During the nine month period ended May 31, 2009, the Company raised $5,990,000 (1,598,610 shares).

Selected Financial Information

	As at and for the year ended Aug 31, 2008	As at and for the year ended Aug 31, 2007	As at and for the nine months ended May 31, 2009	As at and for the nine months ended May 31, 2008
Total Revenues	$0	$0	$ 0	$ 0
Net Loss for the period	($3,698,045)	($3,921,469)	($4,226,439)	($3,037,900)
Basic and diluted loss per share	($0.04)	($0.05)	($0.047)	($0.035)
Total assets	$26,965,294	$25,421,472	$28,965,568	$26,275,980
Total long term financial liabilities	$38,435	$75,912	$4,945	$46,015
Cash dividends declared per share	$0	$0	$0	$0

Results of Operations

Net loss for the nine month period ended May 31, 2009 was $4,226,439 compared to $3,037,900 for the comparable period in 2008.  For the three month period ended May 31, 2009 and May 31, 2008, the net loss was $2,712,395 and $904,764 respectively.  Due to the Company’s concentration on its drill program at Kigosi, the net spending on Mineral Properties and Deferred Cost has increased to $3,161,073 during the nine month period ended May 31, 2009 from $1,639,016 for the nine month period ended May 31, 2008.  For the third quarter ended on May 31, 2009, the net expenditures on Mineral Properties and Deferred Exploration were $854,816 while for the third quarter ended May 31, 2008, the net Mineral Properties and Deferred Exploration Costs were $787,541.  The recoveries have decreased to $92,336 during 2009 from $391,911 during 2008.

During the three month period ended May 31, 2009, the Exploration team has identified 21 properties that will be abandoned.  This effected a write-off of $1,639,682 in the third quarter, an increase of $1,518,211 from the three month period ended May 31, 2008.

Since the beginning of the fiscal year, the Company has employed an Exploration Manager for the non Kigosi properties.  This, coupled with the implementation of the minimum wage in Tanzania, has increased salaries and benefits expense from $747,602 for the nine month period ended May 31, 2008 to $936,195 for the nine month period ended May 31, 2009.  The expenses for the corresponding three month period ended May 31, 2009 and May 31, 2008 were $340,049 and $215,988, respectively.  During the third quarter of 2009, additional bonuses of $63,000 were paid to the exploration team.

Professional fees increased by $40,656 for the nine month period ended May 31, 2009 to $336,137 from $295,481 for nine month period ended May 31, 2008.  The increase is mainly due to accrual for the year end audit of $40,000 being made in each of the quarters.

For the nine month period ended May 31, 2009, the foreign exchange gain was $16,466 compared to an exchange loss of $113,265 for the same period ended May 31, 2008. This is an improvement of $129,731 from the same period in 2008 due the improvement of the 9 months’ average US dollar exchange rate from $0.99 at May 31, 2008 to $1.0923 at May 31, 2009.

Directors’ fees expenses were $329,287 and $321,559 for the nine month period ended May 31, 2009 and May 31, 2008, respectively.  Restricted Stock Unit (“RSU”) expense included in the Directors’ fee for 2009 and 2008 were $237,127 and $218,212 respectively.  Stock based compensation expense increased to $151,993 in 2009 from $61,559 in 2008 due to granting of 2009 RSUs in May 2009, which will vest in 2012.

Property Investigation Costs decreased from $93,562 for the nine month period ended May 31, 2008 to $27,657 for the same period in 2009.  The decrease was due to a drilling error in 2008.

Office and Administration Costs were $63,704 and $104,095 for the nine month period ended May 31, 2009 and 2008, respectively.  The decrease of $40,391 was related to taxes, freight and handling charges for repairs made on machinery in 2008.

Summary of Quarterly Results (unaudited)

	2009 May 31	2009 February 28	2008 November 30	2008 August 31	2008 May 31	2008 February 29	2007 November 30	2007 August 31
Total Revenues	$0	$0	$0	$0	$0	$0	$0	$0
Net Loss	($2,712,395)	($919,131)	($594,913)	($660,145)	($904,764)	($1,152,336)	($980,800)	($1,624,739)
Basic and diluted loss per share	($0.030)	($0.010)	($0.007)	($0.007)	($0.010)	($0.014)	($0.011)	($0.020)

Liquidity

Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development on properties is largely based upon its ability to raise capital by equity funding.

During the nine months ended May 31, 2009, the Company issued 692,401 common shares to Van Tongeren Management LLC for $1,740,000 and 906,209 common shares to James E. Sinclair, Chairman and CEO, for $4,250,000

As of May 31, 2009 the Company’s working capital position was $1,954,484 as compared to $1,264,534 on August 31, 2008.  The Company is confident that it will continue to be able to raise capital through private placements with its Chairman and CEO. Also, as the Company’s mineral properties advance under various exploration agreements, rental payments could increasingly play a role in funding exploration activities.

The following table sets out the Company’s known contractual obligations as at May 31, 2009:

Contractual Obligations	Payments Due by Period (US$)
	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Capital Lease	$44,712(1)	$4,575	Nil	Nil	Nil

  (1)        Includes finance charges

Capital Resources

The Company acquires gold and other mineral concessions through its own efforts or those of its subsidiaries.  All of the Company’s concessions are located in Tanzania.

For each concession granted in Tanzania under a prospecting or a reconnaissance licence, the Company is required to carry out a minimum amount of exploration work before a mining licence is granted for further development. There are no set work requirements to keep the concessions in good standing.  A prospecting licence is issued for a period of three years and is renewable two times for a period of to two years each.  At each renewal, at least 50% of the area must be relinquished.  A reconnaissance licence is issued for one year and renewed for a period not exceeding a year.  All prospecting licences granted by the Tanzanian government are subject to an annual rental fee of not more than US$50 per square kilometer, a minimum exploration work commitment, and employment and training of Tanzanians.  In addition, the government of Tanzania imposes a royalty on the gross value of all gold production at the rate of 3%.

Many of the Company’s mineral properties are being acquired over time by way of option payments.  It is at the Company’s option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.  Current details of option payments required in the future if the Company is to maintain its interest are as follows:

	Option Payments Due by Period (US$)
	Total	Less than 1 year	2-3 years	4-5 years	over 5 years
Option Agreement Obligations	$1,368,000	$391,500	$708,500	$268,000	Nil

In August 2006, James E. Sinclair, Chairman and CEO of the Company, confirmed his intention to continue his regular investments in Tanzanian Royalty by entering into a Private Placement Subscription Agreement with the Company under which he agreed to subscribe for common shares of the Company for an aggregate amount of $3,000,000.  Under the August 2006 agreement, Mr. Sinclair agreed to subscribe for eight (8) quarterly tranches of $375,000 each, commencing February 1, 2007.  As at May 31, 2009 all of the eight quarterly tranches have been subscribed for.

On February 3, 2009, James E. Sinclair, Chairman and CEO of the Company, confirmed his intention to continue his regular investments in Tanzanian Royalty by entering into a new Private Placement Subscription Agreement  with the Company under which he agreed to subscribe for common shares of the Company for an aggregate amount of $3,000,000.  Under the February 3, 2009 agreement, Mr. Sinclair has agreed to subscribe for eight (8) quarterly tranches of $375,000 each.  As at May 31, 2009 these tranches have not yet commenced.

During the nine months ended May 31, 2009:

On October 10, 2008 the Company completed a private placement with James E. Sinclair, Chairman and CEO, for 327,225 common shares at a price of $3.056 per share for total proceeds of $1,000,000.

On December 9, 2008 the Company completed a private placement with Van Tongeren Management LLC for 352,381 common shares at a price of $2.10 per share for total proceeds of $740,000.

Under the agreement with Mr. Sinclair commenced on February 1, 2007, on January 13, 2009 the Company completed the 7th tranche of the $3 million private placement for 69,832 common shares at $5.37 per share for proceeds of $375,000.

Under the agreement with Mr. Sinclair commenced on February 1, 2007, on February 20, 2009 the Company completed the 8th tranche of the $3 million private placement for 71,977 common shares at $5.21 per share for proceeds of $375,000.

On March 4, 2009 the Company completed a private placement with James E. Sinclair for 189,036 common shares at a price of $5.29 per share for total proceeds of $1,000,000.

 On April 14, 2009 the Company completed a private placement with James E. Sinclair for 248,139 common shares at a price of $6.045 per share for total proceeds of $1,500,000.

On May 28, 2009 the Company completed a private placement with Van Tongeren Management LLC for 340,020 common shares at a price of $2.941 per share for total proceeds of $1,000,000.

Although no assurance can be given, the Company believes it will be able to raise additional capital as required to fund its commitments.  In addition, if necessary, the Company could adjust the extent and timing of certain expenditures.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements.

Transactions with Related parties

In addition to the related party transactions with the Company’s CEO described above, the company had the following related party transactions.

During the nine months ended May 31, 2009, $314,876 was paid or payable by the Company to directors for professional fees. Directors were paid $77,749 in cash and $237,127 in non cash equivalent RSU during the nine month period ended May 31, 2009 compared to $86,981 and $218,212 respectively during the nine month period ended May 31, 2008.

The Company engages a legal firm for professional services in which one of the Company’s directors is a partner.  During the nine months ended May 31, 2009, the legal expense charged by this firm was $147,847.

At May 31, 2009, the Company has a receivable of $75,699 from Mr. Sinclair for administrative expenses paid on his behalf.

Restricted Stock Unit Plan

Under the Restricted Stock Unit (“RSU”) Plan employees and outside directors are compensated for their services to the Company.  The annual compensation for directors is $68,750 per year, plus $6,875 per year for serving on Committees, plus $3,437.50 per year for serving as Chair of a Committee.  At the election of each individual director, up to one-third of the annual compensation may be received in cash, paid quarterly.  The remainder of the director’s annual compensation (at least two-thirds, and up to 100%) will be awarded as Restricted Stock Units (“RSUs”) in accordance with the terms of the RSU Plan and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the RSU Plan with respect to earlier vesting.

At May 31, 2009 the number of RSUs outstanding under the RSU Plan are as follows:

Granted:

            2007

              56,007

2008

  97,587

2009

214,576

At May 31, 2009 the number of RSUs expected to vest (listed by year expected to vest) are as follows:

2010

128,010

2011

  97,587

2012

142,573

For the nine month period ended May 31, 2009, stock-based compensation expense related to the issue of restricted stock was $418,136 (2008 - $279,771)

Changes in Accounting Policies including Initial Adoption

Effective September 1, 2008, the Company adopted, on a prospective basis, the following new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA):

(a)

Section 1535 – Capital Disclosures

This section requires disclosure of any entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

The Company’s objective when managing capital is to safeguard the Company’s ability to continue to support exploration and development of mineral properties.

The Company considers the items included in shareholders’ equity as capital.  The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions as the risk characteristics of the underlying assets.  In order to maintain or adjust its capital structure, the Company may issue new shares.  The Company is not exposed to externally imposed capital requirements.

(b)

Section 3862 and 3863– Financial Instruments – Disclosures and Presentation

This section replaces Section 3861 and provides expanded disclosure requirements that provide additional detail by financial asset and liability categories.  The CICA also issued Section 3863 – Financial Instruments – Presentation, to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows.

(i)            Disclosure

The Company’s financial instruments consist of cash, short-term investments, accounts receivable, accounts payable and accrued liabilities.

Cash and short-term deposits are designated as held for trading and therefore carried at fair value, with the unrealized gain or loss recorded in interest income.

The fair values of cash, accounts receivable, account payable and accrued liabilities approximate carrying value because of the short-term nature of these instruments.

(ii)           Financial Instrument Risk Exposure

The Company is exposed in varying degrees to a variety of financial instrument related risks.  The Board approves and monitors the risk management processes.

Credit Risk

The Company is mainly exposed to credit risk on its bank accounts and its short-term deposits.  Bank accounts and short-term deposits are with Canadian Schedule 1 banks with a $20 million counterparty credit limit.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short-term business requirements after taking into account the Company’s holding of cash.  The Company’s cash is invested in business accounts which are available on demand.

Market Risk

The only significant market risk exposure to which the Company is exposed is interest rate risk.  The fair value of its portfolio is relatively unaffected by changes in short-term interest rates.

(c)

Section 3031 – Inventories

This section replaced CICA section 3030 of the same name.  The new guidance provides additional measurement and disclosure requirements.  While this standard has been adopted, it has no financial statement impact on the Company.

Recently released Canadian accounting standards:

International Financial Reporting Standards (IFRS):

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP.  The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of September 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 1, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

CICA 3064 Goodwill and Intangible Assets:

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs.  Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets.  This new standard applies to the Company’s interim and annual financial statements for its fiscal year ending August 31, 2010.

Critical Accounting Estimates

The Company’s most critical accounting estimate relates to the write-off of exploration licenses and associated costs.  The Company has recorded a write-down of mineral properties abandoned during the period ended May 31, 2009.  Management assesses impairment of its exploration prospects quarterly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.  Other areas requiring the use of estimates include the determination of stock-based compensation and future income taxes.

Disclosure of Outstanding Share Data

As at the date of this MD&A, there were 89,782,544 common shares outstanding.  368,170 Restricted Stock Units have been granted but not issued.  There were no director and employee stock options outstanding and the Company had no share purchase warrants outstanding.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, accounts and other receivables, accounts payable, and accrued liabilities and obligations under the capital lease, of which some are held in different currencies.  The Company does not engage in any hedging activities relating to these foreign denominated assets and liabilities.  The fair value of the Company’s financial assets and liabilities is estimated to approximate their carrying value.

Litigation

There are no legal proceedings which may have or have had a significant affect on the Company’s financial position or profitability.

Exploration Summary

Kigosi Project

During the report period, the Company completed and filed a preliminary National Instrument 43-101 compliant Technical Report for its Kigosi Gold Project, one of 17 projects currently being evaluated in Tanzania.

Venmyn Rand (Pty) Ltd., an independent consulting firm from South Africa, was awarded the contract for a two-stage report which will also include a resource calculation on both the Luhwaika and Igunda Prospect areas.  This comprehensive report will take into account 705 RC (Reverse Circulation) drill holes, 15 diamond drill holes and will include the following key elements:

•

a block model of the grade of gold resources

•

volume calculations for gold resources

•

a grade tonnage curve for gold resources

The two exploration areas to be addressed in the resource, Luhwaika and Igunda, comprise a relatively small portion of the Kigosi property which consists of 39 prospecting licenses and applications covering some 1,092 square kilometres.

The evaluation of surface gravels at Kigosi continued throughout the report period with a view to assessing the potential for low cost open pit production and cash flow which would then be employed to develop the property on a larger scale. Exploration methodology included trenching and RC drilling which is intended to provide greater weight recoveries that will provide better confidence for assay purposes.

Other Projects

During the nine month period ended May 31, 2009 the company signed a royalty agreement with Kazakh Africa Mining Ltd. for its 21 Mwadui Project Area diamond licences located in the lake Victoria Greenstone Belt of Tanzania.  In addition, the company entered into a royalty option agreement with Songshan Mining Co. Ltd. granting an option to acquire the Company’s interest in its Kabanga nickel licences located in northwestern Tanzania.

Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk and sovereign risk.

Controls and Procedures

During the quarter period ended May 31, 2009 there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  The Company’s management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of August 31, 2008.  In making this assessment, the Company’s management used the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

The Public Company Accounting Oversight Board’s Auditing Standard No. 5 defines a material weakness as a control deficiency, or a combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected.  The Company identified a material weakness in its internal control over financial reporting as of August 31, 2008:

•

The Company has limited accounting personnel with expertise in generally accepted accounting principles to enable effective segregation of duties over transaction processes with respect to financial reporting matters and internal control over financial reporting.  Specifically, certain personnel with financial transaction initiation and reporting responsibilities had incompatible duties that allowed for the creation, review and recording of journal entries, note disclosures and certain account reconciliations without adequate independent review and authorization.  This material weakness is pervasive.

Changes in Internal Controls over Financial Reporting

There has been no material change in internal control over financial reporting.

•

Management continues to review the current assignment of responsibilities and has reassigned responsibilities to improve the segregation.  In addition, Management will identify and may hire additional accounting resources where required to redistribute and eliminate overlapping of duties.

Evaluation of Disclosure Controls and Procedures

The Company’s management, with the participation of our Chief Executive Officer and Chief Financial Officer, as of the end of the period covered in this report, evaluated the effectiveness of our disclosure controls and procedures and determined that, as a result of the material weakness in internal control over financial reporting described above, as of August 31, 2008 our disclosure controls and procedures are not effective to ensure that information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified.

Inherent Limitations of Disclosure Controls and Internal Control over Financial Reporting

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Approval

The Board of Directors of Tanzanian Royalty Exploration Corporation has approved the disclosure contained in the Interim MD&A.  A copy of this Interim MD&A will be provided to anyone who requests it and can be located, along with additional information on the SEDAR website at www.sedar.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in the foregoing Management’s Discussion and Analysis and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risk set above.

Additional Information

Additional information about the company and its business activities is available on SEDAR at www.sedar.com.

Form 52-109F2

Certification of interim filings - full certificate

I, James E. Sinclair, Chairman and Chief Executive Officer of Tanzanian Royalty Exploration Corporation certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Tanzanian Royalty Exploration Corporation (the “issuer”) for the interim period ended May 31, 2009.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.

Design:  Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control framework:  The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

5.2

ICFR – material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period

(a)

a description of the material weakness;

(b)

the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

(c)

the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3

Limitation on scope of design:  N/A

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on March 1, 2009 and ended on May 31, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date:  July 14, 2009

s/James Sinclair

James E. Sinclair

Chairman and Chief Executive Officer

Form 52-109F2

Certification of interim filings - full certificate

I, Regina Kuo-Lee, Chief Financial Officer of Tanzanian Royalty Exploration Corporation certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Tanzanian Royalty Exploration Corporation (the “issuer”) for the interim period ended May 31, 2009.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.

Design:  Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control framework:  The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

5.2

ICFR – material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period

(a)

a description of the material weakness;

(b)

the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

(c)

the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3

Limitation on scope of design:  N/A

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on March 1, 2009 and ended on May 31, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date:  July 14, 2009

s/ Regina Kuo-Lee

Regina Kuo-Lee

Chief Financial Officer